UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

BUTTERFLY NETWORK, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

124155102
(CUSIP Number)

Mark Horowitz
Co-President
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124155102	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,964,751

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,964,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,964,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.89% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents the percentage ownership based on 171,733,179 shares of Common Stock of Butterfly Network, Inc. outstanding as of February 1, 2022 as reported in the Issuer’s Form 10-K filed on February 28, 2022.

CUSIP No. 124155102	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS
LONGVIEW INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,861,370 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,861,370 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,861,370 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.72% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(2)	Includes 4,745,933 shares of Common Stock issuable to Longview Investors LLC upon exercise of the Private Placement Warrants.
(3)
Based on a total of 176,479,112 shares of Common Stock outstanding, which is the sum of (i) 171,733,179 shares of Common Stock outstanding as of February 1, 2022 as reported in the Issuer’s Form 10-K filed on February 28, 2022 and (ii) 4,745,933 shares of Common Stock issuable to Longview Investors LLC upon exercise of the Private Placement Warrants.

CUSIP No. 124155102	Page 4 of 5 Pages

1	NAMES OF REPORTING PERSONS
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,802 (4)

	8	SHARED VOTING POWER
16,826,121 (2)

	9	SOLE DISPOSITIVE POWER
34,802 (4)

	10	SHARED DISPOSITIVE POWER
16,826,121 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,860,923 (2)(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.55% (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(2)	Includes 4,745,933 shares of Common Stock issuable to Longview Investors LLC upon exercise of the Private Placement Warrants.
(4)
Includes (i) 21,645 shares of Common Stock that Mr. Robbins has the right to acquire upon exercise of stock options, which vest in full at the Issuer’s 2022 Annual Stockholders meeting, and (ii) 13,157 restricted stock units, each one of which represents the right to receive one share of Common Stock, that vest in equal annual installments over three years beginning on February 16, 2022, each of (i) and (ii) subject to Mr. Robbins' continued service on the Issuer’s board of directors through the applicable vesting date.

(5)
Based on a total of 176,513,914 shares of Common Stock outstanding, which is the sum of (i) 171,733,179 shares of Common Stock outstanding as of March 1, 2021 as reported in the Issuer’s Form 10-K filed on February 28, 2022, (ii) 4,745,933 shares of Common Stock issuable to Longview Investors LLC upon exercise of the Private Placement Warrants, (iii) 21,645 shares of Common Stock that Mr. Robbins has the right to acquire upon exercise of stock options, and (ii) 13,157 restricted stock units, each one of which represents the right to receive one share of Common Stock.

CUSIP No. 124155102	Page 5 of 5 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

Item 1 of the Original 13D is hereby amended and supplemented as follows.

This Amendment No. 2 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on February 17, 2021, as amended and Amendment No. 1, filed with the SEC on March 30, 2021 (collectively, the “Schedule 13D”), relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Butterfly Network, Inc. (the “Issuer”). The Issuer’s principal executive are located at 530 Old Whitfield Street, Guilford, CT 06437. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 11, 2022, Longview Investors LLC (“Longview”) distributed in kind 3,159,563 shares of Common Stock and 2,107,400 Private Placement Warrants to certain of its members on a pro rata basis based on their ownership interest in Longview, for no consideration.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and supplemented as follows:

(a, b) Items 7-11 of the cover pages of the Schedule 13D are incorporated herein by reference.

(c) Except as described in Item 4 of this Amendment No. 2, the Reporting Persons have not effected any transactions with respect to the Common Stock the past 60 days.

(d) None.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2022

GLENVIEW CAPITAL MANAGEMENT, LLC
	By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC
LONGVIEW INVESTORS LLC
	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins
LARRY ROBBINS
	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins